Exhibit 99.1

605   Page 1 of 2   15 July 2001

Form 605

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Immuron Limited
ACN/ARSN	063 114 045

1. Details of substantial holder (1)

Name	Chris Retzos
ACN/ARSN (if applicable)
The holder ceased to be a substantial holder on	9 / June / 2017
The previous notice was given to the company on	17 / Oct / 2016
The previous notice was dated	17 / Oct / 2016

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person’s votes affected
9 June 2017	Retzos Executive Pty Ltd <Retzos Executive S/Fund A/C> Retzos Family Pty Ltd <Retzos Executive S/Fund A/C> Jaclyn Stojanovski	Reduced ownership percentage through dilution due to issuance of new ASX Share and NASDAQ ADR securities	NIL	ORD4,553,000 ORD400,000 ORD100,000	4,553,000 400,000 100,000
9 June 2017	Melissa Martin Stephen Retzos Westpark Operations Pty Ltd <Westpark Operations Unit A/C>	Reduced ownership percentage through dilution due to issuance of new ASX Share and NASDAQ ADR securities	NIL	ORD130,000 ORD130,000 ORD1,000,000	130,000 130,000 1,000,000

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
-	-
-	-

605     Page 2 of 2     15 July 2001

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All parties	Suite 1, Level 1, 1 Sobraon Street, Shepparton, VIC 3630

Signature
print name	Chris Retzos	capacity
sign here		date	6 / Sept / 2017

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2)	See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001.

(3)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(4)	Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(5)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6)	The voting shares of a company constitute one class unless divided into separate classes.

(7)	Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.